Cleartronic, Inc.

8000 N. Federal Hwy Suite 100, Boca Raton, FL 33487 • Tel 561-939-3300 •Fax 561-953-5073

March 20, 2018

VIA FEDERAL EXPRESS

Stephen Krikorian

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporate Finance

Securities and Exchange Commission

100 “F” Street, NE

Mail Stop 4561

Washington, DC 20549

Re:

Cleartronic, Inc.

Form 10-K for the Fiscal Year ended September 30, 2017

Filed January 16, 2018

Form 10-Q for the Quarterly Period ended December 31, 2017

Filed February 13, 2018

File No. 000-55329

Dear Mr. Krikorian:

Cleartronic, Inc. (the “Company”) is in receipt of the comment letter, dated March 6, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in respect of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017 (the “Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2017 (the “Quarterly Report”).

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in italics bold-face type below, followed by the Company’s responses.

Form 10-K for the Fiscal Year ended September 30, 2017

Item 9A(T). Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 17

1.

We note that you do not disclose your conclusion as to whether the Company’s internal control over financial reporting was effective or not effective as of September 30, 2017.  We further note that you discuss material weaknesses, but do not disclose any material weaknesses.  Please provide your conclusion as well as disclose any material weaknesses in the company’s internal control over financial reporting identified by management.  Refer to Item 308(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and proposes to revise its disclosure relating to the effectiveness of internal controls over financial reporting so as to more clearly state thatmanagement reached a collective conclusion that controls over financial reporting were not effective as of September 30, 2017.  The Company specifically suggests that it add the underlined language to its amended Annual Report:

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Management’s Annual Report on Internal Control over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2017.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO-2013) in Internal Control-Integrated Framework.  Based upon that assessment, management concluded that, as of September 30, 2017, the Company did not maintain effective internal controls over financial reporting.

Management identified the following material weaknesses as of September 30, 2017 in the Company’s internal control over financial reporting:

•

Insufficient Accounting Personnel and Infrastructure. Management did not maintain a sufficient complement of accounting personnel with appropriate knowledge, experience, and training, which resulted in inadequate segregation of duties within our internal control systems and delays in performing certain reviews. Management noted that the Company’s computer systems are often running on older versions of accounting software with limited functionality that hindered our ability to automate controls. The insufficient accounting infrastructure resulted in deficiencies in the design and operating effectiveness over financial reporting that are considered a material weakness because they could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews at a level of precision necessary to identify a material error.

Further Response: The Company acknowledges the Staff’s comment on material weaknesses and proposes to add the underlined language to its amended Annual Report:

Remediation plans for material weaknesses over internal controls.  Our plans to mitigate material weaknesses in disclosure controls and procedures is to adopt a formal travel and expense policy which will provide for approval of travel expenses by independent parties. For example, the Chairman of our Company will approve the travel and other expenses of our CEO.  The CEO  and CFO will approve the expenses of other employees and consultants.  Therefore, we will have adequate controls and segregation of duties over the approval of all expenses reimbursed to employees and consultants.

Form 10-Q for the Quarterly Period ended December 31, 2017

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 14

2.

We note that you have concluded that your controls and procedures were effective as of December 31, 2017. However, we note in your Form 10-K on page 17, that you concluded that your controls and procedures were not effective as of September 30, 2017. Your disclosure indicates that there were no changes in your internal control over financial reporting during the most recent fiscal quarter. Further, your disclosure states that management is aware of a lack of segregation of duties and you now have concluded that your controls are effective. The abilities of the personnel will not mitigate a lack of segregation of duties control deficiency. Therefore, it appears that your disclosure controls and procedures remained not effective at December 31, 2017. Advise or revise accordingly.

Response: In response to the Staff’s comments, we will amend our 10-Q for the quarter ended December 31, 2017  to eliminate the inconsistency as pointed out by the Staff.  With this change, we will state

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 in our amended Quarterly Report that our disclosure controls and procedures were not effective as of December 31, 2017.  We will add information about our No change is necessary to the Company’s “Changes in Internal Control over Financial Reporting” since December 31, 2017. The Company specifically suggests that it add the underlined language:

Item 4. Controls and Procedures.

Disclosure Controls and Procedures

An evaluation was conducted by our chief executive officer (“CEO”) and chief financial officer (“CFO”) of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2017. Based on that evaluation, the CEO and CFO concluded that our controls and procedures were not effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general administrative and financial matters.   Management is preparing a travel and entertainment policy that provides for approval of these expenses by independent parties, which mitigates the concerns regarding segregation of duties.  The CEO’s travel and other expenses will be approved by the Chairman of the Board.  For all other employees, the CEO and CFO will approve those expenses.  Therefore, we will have adequate controls and segregation of duties over the approval of all expenses reimbursed to employees and consultants.

If you have any questions or comments in connection with this matter, please contact me at 561-939-3300 Ext 143.

Very truly yours,

/s/ Larry M. Reid

Larry M. Reid

President & CFO

Cleartronic, Inc.

cc:

L. Holm

D. Webb

M. Moore

R. Martin

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